Filed by NB&T Financial Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: NB&T Financial Group, Inc.

Securities Exchange Act of 1934 File No. 000-23134

July 1, 2009

To Our Shareholders,

Yesterday, Community National Corporation, Franklin, Ohio, and NB&T Financial Group, Inc., Wilmington, Ohio, announced a definitive agreement for the merger of Community National into NB&T. For your information, a copy of the press release is attached to this letter. The Board of Directors of Community National made the decision to merge with NB&T in the best interests of the shareholders to maximize shareholder value, while maintaining a community-based bank. We believe that our shareholders, customers and employees will benefit from this transaction.

The completion of this merger will require a vote of the shareholders of Community National and the approval of our bank regulators. We will be preparing and delivering a proxy statement to you in the near future, which will fully describe the entire merger transaction. We encourage you to read the proxy statement carefully before making any decision concerning the merger.

Thank you for your constant loyalty and support.

Sincerely,

/s/ James L. Gross, Jr.
James L. Gross, Jr.
Chairman of the Board

Additional Information

NB&T Financial Group, Inc. (“NB&T”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 concerning the merger transaction. The Registration Statement will include a combined prospectus for the offer and sale of NB&T Common Shares to Community National Corporation (“Community”) shareholders as well as a proxy statement of Community for the solicitation of proxies from its shareholders for use at the meeting at which the merger transaction will be voted upon. The combined prospectus and proxy statement and other documents filed by NB&T with the SEC will contain important information about NB&T, Community, and the merger transaction. We urge investors and Community shareholders to read carefully the combined prospectus and proxy statement and other documents filed with the SEC, including any amendments or supplements also filed with the SEC. Community shareholders in particular should read the combined prospectus and proxy statement carefully before making a decision concerning the merger transaction. Investors and shareholders will be able to obtain a free copy of the combined prospectus and proxy statement – along with other filings containing information about NB&T – at the SEC’s website at http://www.sec.gov. Copies of the combined prospectus and proxy statement, and the filings with the SEC incorporated by reference in the combined prospectus and proxy statement, can also be obtained free of charge by directing a request to NB&T Financial Group, Inc, 48 N. South Street, Wilmington, Ohio, 45177, attention Craig F. Fortin, Chief Financial Officer, telephone (937) 382-1441.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act of 1933, as amended.

2